Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated October 4, 2021)	Registration No. 333- 259755

REDWIRE CORPORATION

13,920,979 Shares of Common Stock
Up to 67,262,510 Shares of Common Stock by the Selling Shareholders
5,732,168 Warrants by the Selling Shareholders

This prospectus supplement updates and supplements the prospectus dated October 4, 2021 (as further supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-259755). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2022.

The Prospectus relates to (a) the issuance by us of up to 13,920,979 shares of our common stock, par value $0.0001 per share (“Common Stock”), upon the exercise of warrants, each exercisable for one share of Common Stock at a price of $11.50 per share (“Warrants”) and (b) the resale from time to time of (i) up to 67,262,510 shares of Common Stock, consisting of 53,361,531 shares of Common Stock and 13,920,979 shares of Common Stock issuable upon the exercise of Warrants and (ii) 5,732,168 Warrants by the selling security holders named in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our Common Stock and Warrants involves risks that are described in the “Risk Factors” section beginning on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 3, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

February 3, 2022

Date of Report (date of earliest event reported)

Redwire Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-39733 (Commission File Number)	98-1550429 (I.R.S. Employer Identification Number)

8226 Philips Highway, Suite 101

Jacksonville, Florida 32256

(Address of principal executive offices and zip code)

(650) 701-7722

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	RDW	New York Stock Exchange
Warrants, each to purchase one share of Common Stock	RDW WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 - Results of Operations and Financial Condition.

Redwire Corporation (NYSE: RDW; “Redwire” or “the Company”) issued a press release on February 3, 2022, announcing, among other things, preliminary revenue and backlog, a key performance indicator, for the fiscal year ended December 31, 2021. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The preliminary revenue and backlog information included in Exhibit 99.1 hereto is preliminary, unaudited and subject to completion, reflect management’s current views, and may change as a result of management’s review of results and other information, which may not be currently available. Such preliminary results are subject to the finalization of year-end financial and accounting procedures (which have yet to be performed) and should not be viewed as a substitute for audited results prepared in accordance with U.S. generally accepted accounting principles. The actual results may be materially different from the preliminary results. See the factors discussed under the caption “Risk Factors” in the Company’s final prospectus, dated October 4, 2021, and filed with the Securities and Exchange Commission on the same date. We use certain financial measures, including uncontracted and total backlog, to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources which are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”) and are considered to be Non-GAAP financial performance measures. These Non-GAAP financial performance measures are used to supplement the financial information presented on a GAAP basis and should not be considered in isolation or as a substitute for the relevant GAAP measures and should be read in conjunction with information presented on a GAAP basis. Because not all companies use identical calculations, our presentation of Non-GAAP measures may not be comparable to other similarly titled measures of other companies.

In accordance with General Instruction B.2 of Form 8-K, the information under this Item 2.02, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall such information, including Exhibit 99.1, be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 - Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press release dated February 3, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 3, 2022

Redwire Corporation

By:	/s/ William Read
Name:	William Read
Title:	Chief Financial Officer

Exhibit 99.1

Redwire Announces Preliminary Full Year 2021 Revenue and Backlog;

Provides Update on Q3 2021 10-Q Filing

JACKSONVILLE, Fla. (February 3, 2022) Redwire Corporation (NYSE: RDW; “Redwire” or “the Company”) today announced preliminary financial results for the year ended December 31, 2021 and provided an update on the delay in filing its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”) with the Securities and Exchange Commission (the “SEC”).

Redwire expects to generate between $135 million and $140 million in total GAAP revenue and between $146 million and $151 million in total pro forma revenue for the year ended December 31, 2021, giving effect to the acquisitions completed in 2021 as provided for under Article 11 of Regulation S-X. In comparison to the Company’s previously provided guidance for 2021, the updated range reflects effects on the business and operating environment due to the Delta and Omicron variants and U.S. Government budget uncertainty. The results represent approximately 160% GAAP revenue growth and approximately 30% pro forma revenue growth for the year. As of December 31, 2021, our contracted backlog is expected to be between $133 million and $138 million and our uncontracted backlog is expected to be between $136 million and $138 million for a total backlog of between $269 million and $276 million.

Redwire achieved a number of significant technical and business milestones in the fourth quarter of 2021 and to date in 2022. The Company continued to build on its track record of technical and commercial achievement, including:

•	Acquisition and integration of Techshot, Inc. a leader in on-orbit manufacturing and biotechnology solutions;

•	The successful deployment of a Redwire Digital Sun Sensor system and two Redwire Roll-Out Solar Arrays (ROSA) aboard NASA’s Double Asteroid Redirection Test (DART) spacecraft, the world’s first planetary defense demonstration mission;

•	The successful delivery of Redwire’s L-Band Link-16 Helical Antenna system for the Space Development Agency’s (SDA) first generation of the National Defense Space Architecture; and

•	Partnering with leading space companies on the new Orbital Reef project, a proposed dynamic commercial ecosystem in Low Earth Orbit. This next-generation space station could leverage Redwire capabilities including our Roll Out Solar Arrays, digital engineering, and microgravity manufacturing expertise.

“We take great pride in our business accomplishments in 2021,” said Peter Cannito, Redwire Chairman and CEO. “We continue to build on our proven heritage of successful first-of-a-kind space missions now while investing significantly in new innovations that will shape the future of space for generations to come. This unique strategy of ‘heritage plus innovation’ delivered significant revenue growth and a great foundation for the future.”

As previously announced, Redwire management was notified on November 5, 2021 by an employee of potential accounting issues at a business subunit. Management promptly informed the Company's independent Audit Committee of the Board of Directors, its independent registered accounting firm and the SEC. The Audit Committee also promptly engaged independent, external legal and accounting firms to complete an independent investigation.

The Audit Committee and Board of Directors have received a preliminary briefing from the independent investigation. To date, there have been no material misstatements identified in the Company’s previously filed financial statements. Redwire is working to finalize its third quarter 2021 Form 10-Q.

Added Cannito, “The Board of Directors and the entire Redwire team take very seriously the values of accuracy and compliance in the preparation of our financial statements. We look forward to continuing to position Redwire for success in the long term. Our vision for humanity’s expansion into space extends into the next decade and beyond.”

Definition of Uncontracted Backlog

Uncontracted backlog represents the anticipated contract value, or portion thereof, of goods and services to be delivered under existing contracts which have not been appropriated or otherwise authorized and of contract extensions under negotiation that are priced, fully scoped, verbally awarded, and expected to be executed shortly.

Disclaimer and Cautionary Statement Regarding Forward Looking Statements

The preliminary revenue and backlog information included in this press release is preliminary, unaudited and subject to completion, reflect management’s current views, and may change as a result of management’s review of results and other information, which may not be currently available. Such preliminary results are subject to the finalization of year-end financial and accounting procedures (which have yet to be performed) and should not be viewed as a substitute for audited results prepared in accordance with U.S. generally accepted accounting principles. The actual results may be materially different from the preliminary results. See the factors discussed under the caption “Risk Factors” in the Company’s final prospectus, dated October 4, 2021 and filed with the Securities and Exchange Commission on the same date. We use certain financial measures, including uncontracted and total backlog, to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources which are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”) and are considered to be Non-GAAP financial performance measures. These Non-GAAP financial performance measures are used to supplement the financial information presented on a GAAP basis and should not be considered in isolation or as a substitute for the relevant GAAP measures and should be read in conjunction with information presented on a GAAP basis. Because not all companies use identical calculations, our presentation of Non-GAAP measures may not be comparable to other similarly titled measures of other companies.

The statements in this release include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, those including such words as “anticipates,” “believes,” “remains,” “will,” and the negatives thereof or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements also include other passages that are relevant to expected future events, performances, and actions or that can only be fully evaluated by events that will occur in the future. Forward-looking statements in this release include, without limitation, the Company’s statements regarding its business prospects, its expectations and its and others’ actions with respect to the investigation and related matters, expected financial condition and results. There are many factors, risks and uncertainties that could cause actual results to differ materially from those predicted or projected in forward-looking statements including, but not limited to, the findings of the investigation, accountants and other third parties, finalization of its financial statements and controls review, and factors, risks, and uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.

About Redwire

Redwire Corporation (NYSE: RDW) is a leader in space infrastructure for the next generation space economy, with valuable IP for solar power generation and in-space 3D printing and manufacturing. With decades of flight heritage combined with the agile and innovative culture of a commercial space platform, Redwire is uniquely positioned to assist its customers in solving the complex challenges of future space missions. For more information, please visit www.redwirespace.com.

Investor Contact

Michael Shannon

investorrelations@redwirespace.com

904-425-1431